Borland Software Corporation
20450 Stevens Creek Blvd., Suite 800
Cupertino, CA 95014
(408) 863-2800
April 5, 2007
VIA ELECTRONIC TRANSMISSION
Christina Chalk, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Borland Software Corporation Preliminary Proxy Statement filed on Schedule 14A, filed on March 22, 2007 File No. 1-10824
Dear Ms. Chalk:
               We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 3, 2007 (the “Comment Letter”) with respect to the preliminary proxy statement filed with the Commission by Borland Software Corporation (the “Company”) on March 22, 2007 in connection with the Company’s 2007 Annual Meeting of Stockholders.
               Our revised preliminary proxy statement and revised preliminary proxy card (collectively, the “Revised Preliminary Proxy Materials”) are being filed with the Commission in accordance with the provisions of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.
               Set forth below are the Company’s responses to the Comment Letter. For ease of reference, we reproduce below the comments, and include under each comment the Company’s response.

Christina Chalk, Esq.

Information concerning solicitation and voting
Who conducts the proxy solicitation and how much does it cost? page 3
1.	We note your statement that Borland will incur “substantial additional costs in connection with its solicitation of proxies” as a result of the contested elections and that you expect the aggregate cost to be as high as $500,000. Please quantify the estimated total increase in costs associated with the contested solicitation.
               In accordance with Item 4(b)(4) of Schedule 14A and Instruction 1 to Item 4(b) of Schedule 14A, the Company’s preliminary proxy statement sets forth the anticipated additional costs of the solicitation in excess of the costs normally expended for a solicitation for an election of directors in the absence of a proxy contest. The anticipated additional costs of $500,000 include an increase in fees payable to Georgeson, the Company’s proxy solicitation firm, of $66,000 (the difference between Georgeson’s fee of $75,000 in 2007 and $9,000 in 2006), estimated fees of Borland’s outside counsel in the amount of $350,000, and additional printing, mailing and related costs, and the costs of retaining an independent inspector of election, all as set forth in the Revised Preliminary Proxy Materials.
               Item 4(b)(4) of Schedule 14A does not include a requirement that additional costs must be broken down on an item-by-item basis. The total anticipated additional costs have been included in the Revised Preliminary Proxy Materials, which we believe is in accordance with such Item.
2.	In addition, please tell us whether the $75,000 retainer fee constitutes the total expenditures to date in connection with the solicitation of security holders. See Item 4(b)(4) of Schedule 14A.
               The Revised Preliminary Proxy Materials have been revised by adding a new sentence to the last paragraph under the caption “Who Conducts the Proxy Solicitation and How Much Does it Cost?”
Can I change my vote? page 5
3.	Please disclose that a proxy executed and returned to the company may also be revoked by delivering a later-dated proxy or written notice to Mr. Coates.
               The Revised Preliminary Proxy Materials have been revised by adding additional disclosure to the first paragraph under the caption “Can I Change My Vote?”
Proposal 1
Stockholder Solicitation, page 15
4.	Please describe the material terms of the agreement between Borland, Mr. Coates and Management Insights, pursuant to which Borland nominated Mr. Coates to stand for

Christina Chalk, Esq.

election to the board at the company’s 1999 Annual Meeting. Also, briefly describe the “standstill” provisions in effect through the 2000 Annual Meeting. Disclose the reasons given, if any, for Mr. Coates’ resignation as director.
               The Revised Preliminary Proxy Materials have been revised by adding additional disclosure to the end of the second paragraph and adding a new third paragraph under the caption “Stockholder Solicitation.”
5.	Expand this section to describe any prior relationship or contacts between Mr. Coates and Mr. Donahue and Borland Software, either before or after the first disclosed contacts in June 1999.
               The Revised Preliminary Proxy Materials have been revised by adding additional disclosure under the caption “Stockholder Solicitation.” The Company believes that this section, as revised, sets forth all material contacts between the Company and Mr. Coates. The Company is not aware of any contacts between it and Mr. Donahue.
               In addition to the changes in the Revised Preliminary Proxy Statement made in response to the Staff’s comments as discussed above, there has been a general updating of information contained in the document.
               In connection with responding to the Staff’s comments, the Company hereby acknowledges that:
(a)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christina Chalk, Esq.

               If there are any further questions relating to the enclosed materials, please telephone the undersigned at (408) 863-2408.

Very truly yours, BORLAND SOFTWARE CORPORATION
By:	/s/ Melissa Frugé
	Name:	Melissa Frugé
	Title:	Associate General Counsel

cc:	Maryse Mills-Apenteng, Esq. Staff Attorney, Division of Corporation Finance Securities and Exchange Commission

Gregory J. Wrenn, Esq. Daniel E. Stoller, Esq.